82-3116



GREAT QUEST
METALS LTD.


06014826

June 23, 2006



Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on June 23, 2006. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

PROCESSED
JUL 03 2006
THOMSON
FINANCIAL

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

June 23, 2006
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Intersects 11.40 m of 6.03 g/t Gold in Hole KN 30-06

Annual General Meeting

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce the results of another 4 diamond drill holes on the Djambaye 2 gold zone in the Kenieba concession in western Mali, West Africa. Below are the results of intersections in holes KN 30-06 through KN 33-06.

Drill Hole	Interval (metres)	Width (metres)	Gold (grams per tonne)
KN 30-06	82.30 - 93.70	11.40	6.03
Including	83.20 - 86.20	3.00	12.43
Also Including	83.20 - 84.20	1.00	25.38
KN 31-06	73.50 - 75.80	2.30	2.26
KN 32-06	60.13 - 69.50	9.37	0.68
Including	61.26 - 62.40	1.14	2.64
KN 33-06	31.50 - 48.10	16.60	0.90
Including	37.50 - 40.50	3.00	1.98
KN 33-06	65.00 - 67.00	2.00	1.48

KN 30-06 was spotted 40 m southeast of KN 24-06 and drilled to the northwest at -50° under KN 24-06. KN 31-06 was located 40 m east of KN 25-06 and drilled west at -50° under it. KN 32-06 was spotted 35 m southeast of KN 28-06 and drilled to the northwest at -50° under it. KN 33-06 was located 110 m south of KN 28-06 and 25 m southeast of the dyke and drilled 315° at -50°. The gold mineralization occurs in quartz vein systems, generally within north-south, rhyodacite and diorite dykes. As a general rule, the mineralization appears to be stronger where the dykes are not separated by metasediments. Hole KN 33-06 is unique in that much of the mineralization is in a northwest-striking diorite dyke cross cutting the main zone.

The drill core samples were submitted to Abilab Afrique d'l'Ouest SARL (Abilab) which is located in Bamako, Mali. Most of the samples were assayed by means of fire assay with atomic absorption finish. Where visible gold was seen, the assays were completed through pulp metallic sieve analysis which is a more thorough method that helps to reduce the problems associated with the nugget effect of coarse gold. Carl Verley (P. Geol.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

The Company also reports that it held its Annual General Meeting on May 26, 2006, at which time Willis W. Osborne, Victor J.E. Jones, Mahamadou Keita, and Robert Veitch were re-elected to the Company's board of directors. The following persons were appointed as officers: Willis W. Osborne as President, Chief Executive Officer and Chief Financial Officer and Jennifer Nestoruk as Secretary. An amendment was submitted to the Company's Stock Option Plan, subject to regulatory approval, pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and service providers of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"

Willis W. Osborne, President